Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 12 DATED DECEMBER 7, 2011
TO THE PROSPECTUS DATED APRIL 14, 2011
This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, as supplemented by Supplement No. 9 dated October 11, 2011, Supplement No. 10 dated October 28, 2011, and Supplement No. 11 dated November 14, 2011 relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 12 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 12 is to disclose:

•	the status of our public offering;

•	our potential acquisition of a senior residential property located in Grandview, Missouri known as Truman Farm Villas; and

•	our potential acquisition of a multifamily property located in Cedar Rapids, Iowa known as Windsor on the River.
Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of December 2, 2011, we had accepted investors' subscriptions for and issued 3,356,080 shares of our common stock in our public offering, including 62,849 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $33,347,337. As of December 2, 2011, we had raised approximately $39,191,662 in gross offering proceeds in both our private and public offerings. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2012, unless extended, or the date on which the maximum offering amount has been sold.
Our Potential Property Acquisition of Truman Farm Villas
On December 1, 2011, SIR Truman Farm, LLC, or SIR Truman Farm, our indirect wholly owned subsidiary, entered into an Assignment and Assumption of Purchase Agreement with Steadfast Asset Holdings, Inc., or Steadfast Asset Holdings, an affiliate of our sponsor, whereby SIR Truman Farm assumed the Purchase and Sale Agreement and Joint Escrow Instructions, dated as of November 3, 2011, relating to the acquisition of Truman Farm Villas, a senior residential property located in Grandview, Missouri, or the Truman property, from Truman Farm Villas, L.P., a third party seller, for an aggregate purchase price of $9,100,000.
The Truman property is a 200-unit senior community constructed in 2008. The Truman property consists of 160 one-bedroom units and 40 two-bedroom units, with units ranging in size from 752 to 950 square feet. Average in-place rents for the Truman property are approximately $620 per month for a one-bedroom unit and $715 per month for a two-bedroom unit. Common area amenities at the Truman property include an onsite leasing office, a clubhouse, a swimming pool and a fitness center. Unit amenities at the Truman property include well equipped kitchens, walk-in closets, mini blinds, vaulted ceilings, washer and dryer connections, extra storage, and a private patio or balcony. Occupancy at the Truman property was 94% as of November 25, 2011.
We anticipate funding the acquisition of the Truman property with the proceeds from our public offering and third party financing. Our acquisition of the Truman property is subject to certain conditions to closing, including the absence of material adverse developments at the Truman property. Due to the substantial conditions to closing the acquisition, there is no assurance that we will close the acquisition of the Truman property on the terms described above or at all.

Our Potential Property Acquisition of Windsor on the River
On December 1, 2011, SIR Windsor on the River, LLC, or SIR Windsor, our indirect wholly owned subsidiary, entered into an Assignment and Assumption of Purchase Agreement with Steadfast Asset Holdings, whereby SIR Windsor assumed the Purchase and Sale Agreement and Joint Escrow Instructions, dated as of October 21, 2011, relating to the acquisition of Windsor on the River Apartments, a multifamily residential property located in Cedar Rapids, Iowa, or the Windsor property, from Windsor on the River, LLC, a third party seller, for an aggregate purchase price of $33,000,000.
The Windsor property is a 424-unit multifamily property constructed in 1982. The Windsor property consists of 244 one-bedroom, 174 two-bedroom, and 6 three-bedroom apartments, with units ranging in size from 563 to 1,519 square feet. Average in-place rents at the Windsor property are approximately $658 per month for a one-bedroom unit, $814 per month for a two-bedroom unit, and $1,000 per month for a three-bedroom unit. The Windsor property received a $2.4 million renovation in 2007, including unit and common area upgrades, re-shingling of many of the roofs, parking and landscaping improvements and upgrades to the pool and clubhouse. Unit amenities at the Windsor property include newly renovated interiors with oak cabinetry, wood flooring and new carpeting, full sized appliance package (some with washer/dryer), vaulted ceilings, wood‐burning fireplaces, private patios and balconies and sizeable walk-in closets. Community amenities at the Windsor property include state-of-the-art fitness facilities, night-lighted tennis courts, indoor racquetball courts, an Olympic-sized pool in a resort setting, gated underground parking, and a clubhouse. Occupancy at the Windsor property as of October 26, 2011 was approximately 97%.
We anticipate funding the acquisition of the Windsor property with the proceeds from our public offering and third party financing. Our acquisition of the Windsor property is subject to substantial conditions to closing, including (1) our ability to raise sufficient capital in our ongoing public offering to fund a portion of the purchase price, (2) our ability to obtain appropriate financing for the acquisition on acceptable terms and the approval of the terms of such financing by our board of directors and (3) the absence of material adverse developments at the Windsor property. Due to the substantial conditions to closing the acquisition, there is no assurance that we will close the acquisition of the Windsor property on the terms described above or at all.

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